UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

CPI CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.40 PER SHARE
(Title of Class of Securities)

125-902106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Enterprise Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 216,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 216,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Starboard Value & Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 282,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 282,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Merger Arbitrage Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Value and Opportunity Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 797,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Leveraged Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 644,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 644,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 644,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Starboard Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,079,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,079,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,079,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,724,488
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,724,488
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON C4S & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,724,488
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,724,488
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,724,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,724,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,724,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,724,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,724,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,724,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,724,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,724,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter Feld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,588
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,336
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

INTRODUCTION

This Amendment No. 11 (“Amendment No. 11”) amends the Schedule 13D, which was originally filed September 15, 2003, as amended to date (the “Schedule 13D”), by Knightspoint Partners I, L.P., Knightspoint Capital Management I LLC, Knightspoint Partners LLC, David Meyer, Michael Koeneke, Ramius Securities, LLC, Ramius LLC (f/k/a Ramius Capital Group, LLC), C4S & Co., LLC, Ramius Merger Arbitrage Master Fund Ltd (f/k/a RCG Ambrose Master Fund, Ltd), Ramius Multi-Strategy Master Fund Ltd (f/k/a Ramius Master Fund, Ltd.), Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Ramius Advisors, LLC, Starboard Value and Opportunity Fund, LLC, RCG Starboard Advisors, LLC and Jeffrey M. Solomon with respect to the common stock, $.40 par value, of CPI Corp., a Delaware corporation (the “Company”).  Capitalized terms used but not defined herein shall have the meaning set forth in the original Schedule 13D.

The undersigned were previously part of a Section 13(d) reporting group that included Knightspoint Partners I, L.P., Knightspoint Capital Management I LLC, Knightspoint Partners LLC, David Meyer, Michael Koeneke (the “Knightspoint Group”).  The undersigned ceased to be members of the Knightspoint Group on February 27, 2009.  For ownership information relating to the undersigned prior to the filing of this Amendment No. 11, please make reference to the Schedule 13D, as amended to date.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity Fund, LLC, a Delaware limited liability company (“Starboard Value and Opportunity Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ramius Leveraged Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company (“Leveraged Multi-Strategy Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company (“Multi-Strategy Master Fund”), with respect to the Shares directly and beneficially owned by it;

(v)	Ramius Merger Arbitrage Master Fund Ltd, a Cayman Islands exempted company (“Merger Arbitrage Master Fund”), with respect to the Shares directly and beneficially owned by it;

CUSIP NO. 125-902106

(vi)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(vii)
Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund;

(viii)
RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund and the managing member of Starboard Value and Opportunity Fund;

(ix)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of RCG Starboard Advisors and Ramius Advisors;

(x)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(xi)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

(xii)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(xiii)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S;

(xiv)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S;

(xv)	Peter A. Feld (“Mr. Feld”), a member of the Board of Directors of the Issuer and a Managing Director of Ramius;

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard Value and Opportunity Fund, Ramius Advisors, RCG Starboard Advisors, Ramius, C4S, and Messrs. Cohen, Stark, Strauss, Solomon and Feld is 599 Lexington Avenue, 21st Floor, New York, New York 10022.

CUSIP NO. 125-902106

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Merger Arbitrage Master Fund is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Multi-Strategy Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of Merger Arbitrage Master Fund and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.  The officers and directors of Leveraged Multi-Strategy Master Fund and their principal occupations and business addresses are set forth on Schedule E and incorporated by reference in this Item 2

(c)           The principal business of each of Value and Opportunity Master Fund, Enterprise Master Fund and Starboard Value and Opportunity Fund is serving as a private investment fund.  Each of Value and Opportunity Master Fund, Enterprise Master Fund and Starboard Value and Opportunity Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  The principal business of each of Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Merger Arbitrage Master Fund is serving as a private investment fund.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund and the managing member of Starboard Value and Opportunity Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.  The principal occupation of Mr. Feld is serving as a managing director of Ramius.

(d)           No Reporting Person, nor any person listed on Schedules A through E, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedules A through E, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, Solomon and Feld are citizens of the United States of America.

CUSIP NO. 125-902106

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Enterprise Master Fund, Starboard Value and Opportunity Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, Value and Opportunity Master Fund and Leveraged Multi-Strategy Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 1,724,488 Shares beneficially owned in the aggregate by Enterprise Master Fund, Starboard Value and Opportunity Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, Value and Opportunity Master Fund and Leveraged Multi-Strategy Master Fund is approximately $49,713,000, excluding brokerage commissions.

Mr. Feld directly owns 6,588 Shares awarded by the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 6,494,714 Shares outstanding, as of December 16, 2008, which is the total number of Shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 18, 2008.

A.           Value and Opportunity Master Fund

(a)	As of the close of business on February 26, 2009, Value and Opportunity Master Fund beneficially owned 797,988 Shares.

Percentage: Approximately 12.3%

(b)	1. Sole power to vote or direct vote: 797,988
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 797,988
4. Shared power to dispose or direct the disposition: 0

(c)	Value and Opportunity Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 10.

B.	Starboard Value and Opportunity Fund

(a)	As of the close of business on February 26, 2009, Starboard Value and Opportunity Fund beneficially owned 282,000 Shares.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 282,000
2. Shared power to vote or direct vote: 0

CUSIP NO. 125-902106

3. Sole power to dispose or direct the disposition: 282,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value and Opportunity Fund has not entered into any transactions in the Shares since the filing of Amendment No. 10.

C.	Merger Arbitrage Master Fund

(a)	As of the close of business on February 26, 2009, Merger Arbitrage Master Fund beneficially owned 192,000 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 192,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 192,000
4. Shared power to dispose or direct the disposition: 0

(c)	Merger Arbitrage Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 10.

D.	Leveraged Multi-Strategy Master Fund

(a)	As of the close of business on February 26, 2009, Leveraged Multi-Strategy Master Fund beneficially owned 44,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 44,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,500
4. Shared power to dispose or direct the disposition: 0

(c)	Leveraged Multi-Strategy Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 10.

E.	Multi-Strategy Master Fund

(a)	As of the close of business on February 26, 2009, Multi-Strategy Master Fund beneficially owned 192,000 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 192,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 192,000
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125-902106

(c)	Multi-Strategy Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 10.

F.	Enterprise Master Fund

(a)	As of the close of business on February 26, 2009, Enterprise Master Fund beneficially owned 216,000 Shares.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 216,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 216,000
4. Shared power to dispose or direct the disposition: 0

(c)	Enterprise Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 10.

G.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Starboard Value and Opportunity Fund, RCG Starboard Advisors may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund and (ii) 282,000 Shares owned by Starboard Value and Opportunity Fund.

Percentage: Approximately 16.7%

(b)	1. Sole power to vote or direct vote: 1,079,988
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,079,988
4. Shared power to dispose or direct the disposition: 0

(c)	RCG Starboard Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 10.

H.	Ramius Advisors

(a)
As the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund, Ramius Advisors may be deemed the beneficial owner of (i) 192,000 Shares owned by Multi-Strategy Master Fund, (ii) 192,000 Shares owned by Merger Arbitrage Master Fund, (iii) 44,500 Shares owned by Leveraged Multi-Strategy Master Fund, and (iv) 216,000 Shares owned by Enterprise Master Fund.

Percentage: Approximately 9.9%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 644,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 644,500
4. Shared power to dispose or direct the disposition: 0

(c)	Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 10.

I.	Ramius

(a)
As the sole member of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 282,000 Shares owned by Starboard Value and Opportunity Fund, (iii) 192,000 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 44,500 Shares owned by Leveraged Multi-Strategy Master Fund, and (vi) 216,000 Shares owned by Enterprise Master Fund.

Percentage: Approximately 26.6%

(b)	1. Sole power to vote or direct vote: 1,724,488
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,724,488
4. Shared power to dispose or direct the disposition: 0

(c)	Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 10.

J.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 282,000 Shares owned by Starboard Value and Opportunity Fund, (iii) 192,000 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 44,500 Shares owned by Leveraged Multi-Strategy Master Fund, and (vi) 216,000 Shares owned by Enterprise Master Fund.

Percentage: Approximately 26.6%

(b)	1. Sole power to vote or direct vote: 1,724,488
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,724,488
4. Shared power to dispose or direct the disposition: 0

(c)	C4S did not enter into any transactions in the Shares since the filing of Amendment No. 10.

CUSIP NO. 125-902106

K.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 282,000 Shares owned by Starboard Value and Opportunity Fund, (iii) 192,000 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 44,500 Shares owned by Leveraged Multi-Strategy Master Fund, and (vi) 216,000 Shares owned by Enterprise Master Fund.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Starboard Value and Opportunity Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Enterprise Master Fund by virtue of their shared authority to vote and dispose of such Shares.

Percentage: Approximately 26.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,724,488
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,724,488

(c)	None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 10.

L.	Peter Feld

(a)	As of the close of business on February 26, 2009, Peter Feld beneficially owned 6,588 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 6,588
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,336
4. Shared power to dispose or direct the disposition: 0

(c)	On February 25, 2009, Mr. Feld was awarded 5,252 Shares under the Issuer’s Omnibus Incentive Plan. The Shares granted vest in full on February 6, 2010.

(c) Not applicable.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e) Not applicable.

CUSIP NO. 125-902106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Ramius Enterprise Master Fund Ltd, Ramius LLC, C4S & Co., LLC, Ramius Merger Arbitrage Master Fund Ltd, Ramius Multi-Strategy Master Fund Ltd, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Ramius Advisors, LLC, Starboard Value & Opportunity Fund, LLC, RCG Starboard Advisors, LLC, Ramius Leveraged Multi-Strategy Master Fund Ltd, Ramius Value and Opportunity Master Fund Ltd and Peter A. Feld have signed an Agreement to Jointly File this Amendment No. 11 to the Schedule 13D originally filed on September 15, 2003 (including amendments thereto), dated February 27, 2009.  The Joint Filing Agreement is attached as Exhibit 99.1 and incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1.
Joint  Filing Agreement by and among Ramius Enterprise Master Fund Ltd, Ramius LLC, C4S & Co., LLC, Ramius Merger Arbitrage Master Fund Ltd, Ramius Multi-Strategy Master Fund Ltd, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Ramius Advisors, LLC, Starboard Value & Opportunity Fund, LLC, RCG Starboard Advisors, LLC, Ramius Leveraged Multi-Strategy Master Fund Ltd, Ramius Value and Opportunity Master Fund Ltd and Peter A. Feld, dated February 27, 2009.

CUSIP NO. 125-902106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2009

STARBOARD VALUE AND OPPORTUNITY FUND, LLC		RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:	RGC Starboard Advisors, LLC,	By:	RGC Starboard Advisors, LLC,
	its managing member		its investment manager
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RCG STARBOARD ADVISORS, LLC
By:	Ramius Advisors, L.L.C.,	By:	Ramius LLC,
	its investment advisor		its sole member
By:	Ramius LLC,	By:	C4S & Co., L.L.C.,
	its sole member		its managing member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD		RAMIUS LLC
By:	Ramius Advisors, L.L.C.,	By:	C4S & Co., L.L.C.,
	its investment advisor		as managing member
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, L.L.C.,	By:	Ramius Advisors, L.L.C.,
	its investment advisor		its investment advisor
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

CUSIP NO. 125-902106

RAMIUS ADVISORS, L.L.C.		C4S & CO., L.L.C.
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

/s/ Peter Feld
Peter Feld, individually

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as exhibits to the Schedule 13D.

CUSIP NO. 125-902106

SCHEDULE A

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 125-902106

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

Mark R. Mitchell Director	Partner of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 125-902106

SCHEDULE C

Directors and Officers of Ramius Multi-Strategy Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 125-902106

SCHEDULE D

Directors and Officers of Ramius Merger Arbitrage Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

Mark R. Mitchell Director	Partner of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 125-902106

SCHEDULE E

Directors and Officers of Ramius Leveraged Multi-Strategy Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 21st Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies